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                               February 28, 2023

       Hongtao Shi
       Chief Executive Officer
       Prestige Wealth Inc.
       Suite 5102, 51/F
       Cheung Kong Center
       2 Queen   s Road Central
       Hong Kong

                                                        Re: Prestige Wealth
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed February 10,
2023
                                                            File No. 333-267999

       Dear Hongtao Shi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-1 filed February 10, 2023

       General

   1. We note your response to prior comment 4. Please supplementally provide your detailed legal analysis as to
whether any of the Asset Management Subsidiaries are operationally integrated with PWAI,
your California entity, or otherwise have an operational nexus to the United States. In
your response, please address, in detail, each of the factors raised in the Richard Ellis SEC
Staff No-Action Letter (1981).
 Hongtao Shi
FirstName LastNameHongtao  Shi
Prestige Wealth Inc.
Comapany28,
February  NamePrestige
            2023        Wealth Inc.
February
Page  2 28, 2023 Page 2
FirstName LastName
Risk Factors
If we were deemed to be an "investment company" under the Investment Company Act of
1940..., page 33

2. Please revise your risk factor language here to explain the relevant sections of the 1940
         Act in plain English. In addition, clearly disclose the bases on which you claim to be exempt from registration and regulation under the 1940 Act.
        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Ying Li, Esq.